October 3, 2024

Miranda J. Spaulding
Chief Financial Officer
Eagle Bancorp Montana, Inc.
1400 Prospect Avenue
Helena, MT 59601

       Re: Eagle Bancorp Montana, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-34682
Dear Miranda J. Spaulding:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance